PE
12-31-04

RECD S.E.C.
MAY 1 7 2005
1086

05053345

ANNUAL REPORT 2004

PROCESSED
MAY 2 0 2005
THOMSON
FINANCIAL

FINANCIAL CORPORATION

A Profile of MidCarolina Financial Corporation and MidCarolina Bank

MidCarolina Financial Corporation is a North Carolina corporation formed to serve as the holding company of MidCarolina Bank. The Company has no other operations.

MidCarolina Bank operates three full-service offices and two limited-service offices in Alamance County, NC and a full-service office in Greensboro.

The Bank offers a complete range of banking and financial services to individuals, families and small to medium-sized businesses.

A variety of deposit and credit services are available to individual and business customers including checking and savings accounts, commercial and residential mortgage loans, construction financing, credit and debit cards and equity lines of credit, plus investment services.



As a locally owned and operated community bank, MidCarolina Bank is devoted to providing its customers and community personal service and excellent support. The Bank offers its customers the added convenience of banking "24 hours a day" through on-line banking and web bill paying services at *www.midcarolinabank.com*, toll free telephone access at 1-800-813-7678, and MidCarolina Bank automated teller machines (ATM's), under the Star™, Plus™ and VISA™ networks.

Table of Contents

Member FDIC

Selected Consolidated Financial Highlights of MidCarolina Financial Corporation

As of Year-End. *($ in thousands, except per share and nonfinancial data)*

	At or for the Year Ended December 31,				
	2004	2003	2002	2001	2000
Operating Data:					
Total interest income	$ 12,174	$ 9,652	$ 8,982	$ 9,199	$ 8,222
Total interest expense	4,383	3,298	3,338	4,879	4,580
Net interest income	7,791	6,354	5,644	4,320	3,642
Provision for loan losses	1,030	586	573	735	540
Net interest income after provision	6,761	5,768	5,071	3,585	3,102
Non-interest income	4,141	3,575	2,091	1,382	574
Non-interest expense	8,010	6,845	5,398	4,049	3,208
Income before income taxes	2,892	2,498	1,764	918	468
Provision for income taxes	950	835	489	151	--
Net income	$ 1,942	$ 1,663	$ 1,275	$ 767	$ 468
Per Share Data (1):					
Earnings per share - basic	$ 0.78	$ 0.68	$ 0.53	$ 0.32	$ 0.19
Earnings per share - diluted	0.72	0.63	0.49	0.31	0.18
Market price					
High	21.25	16.67	10.33	10.42	8.36
Low	13.00	9.31	9.55	5.52	5.52
Close	17.50	14.64	9.90	10.10	5.79
Book value	6.56	5.82	5.16	4.61	4.23
Selected Year-End Balance Sheet Data:					
Total assets	$ 284,888	$ 212,561	$ 169,429	$ 137,471	$ 117,402
Loans, held to maturity	217,683	178,913	141,207	114,424	89,903
Allowance for loan losses	2,865	2,522	2,088	1,633	1,319
Deposits	216,791	151,982	142,175	120,413	102,748
Short-term borrowings	15,500	18,500	--	1,000	--
Long-term debt	34,764	26,500	13,000	4,000	4,000
Shareholders' equity	16,424	14,411	12,681	11,096	10,163
Selected Average Balances:					
Total assets	$ 253,352	$ 192,822	$ 157,437	$ 128,632	$ 103,499
Loans, net	204,121	160,041	118,702	100,816	75,775
Total interest-earning assets	241,992	177,780	144,870	119,086	96,027
Deposits	187,090	150,962	138,765	113,356	90,372
Total interest-bearing liabilities	215,080	158,961	131,171	106,028	85,364
Shareholders' equity	15,484	13,665	11,833	10,679	9,745

(1) All per share data has been restated to reflect the effects of a stock split effected in the form of a 20% stock dividend in 2001, a stock split effected in the form of a 10% stock dividend in 2002, a stock split effected in the form of a 20% stock dividend in 2003, and a declared stock dividend on January 14, 2005.

Message to Shareholders

To The Shareholders of MidCarolina Financial Corporation

On behalf of the directors and employees of MidCarolina Financial Corporation and MidCarolina Bank and its affiliate companies, I am pleased to report that our Bank enjoyed yet another successful year in 2004. This was even more satisfying in that we achieved our objectives in the face of a difficult North Carolina economy, as well as a low margin environment. In spite of these obstacles your company has reached another milestone by achieving record growth and profitability for its seventh consecutive year.

Specifically, loan growth increased 23% as our market share in Guilford County has rapidly expanded, as a result of the opening of a new full service office at the Lake Point Building in Green Valley Office Park. Our loan growth was also significant in the Alamance County market as well. With seasoned, well-known lenders, your Bank continued to grow market share within Alamance county to ten percent (10%), a significant achievement in the Bank's history. Beginning in January 2005, three new associates joined the experienced team at MidCarolina Bank, bringing with them extensive loan and deposit followings. Each year it becomes more evident that the marketplace embraces MidCarolina's philosophy of community banking and more than ever we are seeing opportunities to meet the needs of customers as they seek to move relationships from larger, less personal banks.

As a result of the expanding market share and continued growth levels achieved by the Bank, earnings grew 17% from $1,663,000 or $0.63 per diluted share in 2003 to $1,942,000 or $0.72 per diluted share in 2004. This growth resulted from strong increases in loan income and from sustained growth in non-interest income, specifically mortgage fee income.

As your Bank has matured over the years, the Board and management team have recognized the need for


Total Assets, Deposits & Loans
At Year End
$ 300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
Assets
Deposits
Loans
2000
2001
2002
2003
2004


Net Interest Income
For The Year Ended
$ 8,000,000
6,000,000
4,000,000
2,000,000
0
2000
2001
2002
2003
2004

additional sources of capital, and accordingly in 2004 obtained $3.5 million in trust preferred securities which enabled additional leveraging of the Bank's balance sheet without any dilution of our shareholders' equity.


Stock Price Quotations
Per share • At Year End
$ 20.00
16.00
12.00
8.00
4.00
0
5.79
10.10
9.90
14.64
17.50
2000
2001
2002
2003
2004

During the fourth quarter of 2004, your Board of Directors voted to split the company's stock six for five by distributing a 20% stock dividend effective in January 2005. This is the sixth split since our founding in 1997, as the Bank continues to reward shareholders for their support and commitment to the Bank.

As we turn our sights forward we see that your company has significant opportunities for continued growth in the Alamance and Guilford County markets. The long anticipated economic expansion along the I-85/40 corridor is finally occurring. As these two counties continue to develop, our established market presence should enable us to continue building our share of the market.

As I have reported to you over the past eight years, the successes achieved by MidCarolina Bank are directly attributable to the quality of our employees. We are fortunate to have some of the best and brightest banking professionals in our markets, and no where will you find a more talented, dedicated and hard working group of people ready to serve you. Likewise, we expect to continue taking advantage of large bank consolidations within the financial industry that affect potential customers in our market. When the differences are compared, our people, our approach to personal service and our community-banking spirit make moving banking relationships to MidCarolina Bank an easy decision for retail and business customers alike.


Number of Deposit Accounts
At Year End
12,000
9,000
6,000
3,000
0
2000
2001
2002
2003
2004


Earnings per Diluted Share
For The Year Ended
$ 0.80
0.60
0.40
0.20
0
0.18
0.31
0.49
0.63
0.72
2000
2001
2002
2003
2004

Message to Shareholders

While MidCarolina Bank is performing well as a business entity, I would also like for you to know that your Bank is making a difference in the communities it serves and in the quality of life available to those residents within its market area.

We have proven our commitment to the community time and time again by being a leader in sponsoring or participating in many charitable events over the years. Events as varied as the Carousel Festival at the Burlington City Park, the Meals on Wheels Duck Dash, the 4th of July Fireworks celebration for the City of Burlington and the list goes on. Plus, we continually provide monetary and physical support on an annual basis to numerous civic organizations such as the American Red Cross, the United Way, the Salvation Army Boys and Girls Clubs, Habitat for Humanity, Hospice and Palliative of Alamance-Caswell, the Hospice Home, the Open Door Dental Clinic and many more.



Rest assured that as MidCarolina Bank continues to grow and as our profits increase, we vow to act upon our strong sense of responsibility to our customers, friends and neighbors and give more and more back to the communities in which we live and work.

To those shareholders that have banking relationships with us, we thank you for your continued faith and confidence in our Bank. To those of you yet to bank with us here at MidCarolina, give us a try. We are confident you will enjoy the difference.

Sincerely,

R J Cary Jr.

Randolph J. Cary, Jr.
President and Chief Executive Officer

As a locally owned and operated independent community bank, MidCarolina Bank has focused its efforts on offering the kind of banking relationships most people are seeking...relationships based on a commitment to provide unique and beneficial products, competitive rates and, above all else, outstanding personal service on a one-to-one basis.

We firmly believe our mission is to serve our customers and community with more of what they expect from a community bank:

- experienced banking associates - from the receptionist that greets you, to tellers that handle your transactions on a daily basis, to customer service representatives and to lending officers that help you meet the needs and objectives of your personal and business lives.
- banking options - that provide you or your company with the freedom and flexibility to structure packages that will meet your particular needs.
- investment alternatives - individually structured to help you plan for the future.
- convenience - with convenient banking offices, same-day banking, on-line and telephone banking options, web bill pay service plus much more.
- community involvement - where as a bank and as individuals, we realize a more satisfying and rewarding life by giving back to our neighbors and fellow citizens.


Everybody Scores
FREE Checking
FREE Specialty Checks*
FREE ATM usage
FREE VISA® Checkcard**
FREE 24 hr phone banking
FREE Online banking
FREE Web Bill Pay
Because it's all... FREE!*
MIDCAROLINA
BANK
More than just a bank.

Everybody scores.
A package of 'FREE' products and services emphasizes our commitment to providing customers with valuable benefits as a result of their banking relationships with MidCarolina Bank.

As we strive daily to fulfill our mission both as a business entity and as individuals, we rely on a foundation of core values reflective of the individuals, families and businesses we serve in Alamance County, Guilford County and surrounding areas.

Experienced Banking Associates

The team of individuals we have assembled at MidCarolina Bank possesses those core values we believe the banking consumer is searching for: hard work, integrity, honesty and friendliness.

As for industry knowledge, the people ready to meet your banking needs at MidCarolina Bank boast a combined level of banking experience in excess of 1,000 years! And with that experience you receive a level of professionalism and commitment evident with each and every encounter you have at MidCarolina Bank. From the live voice that greets you on the phone, to the smile that meets you as you walk through the door and to the responsive and efficient manner in which questions or requests are accepted and readily resolved.

As a means of building on the already excellent personal service we offer, and to better enable our associates to meet your particular banking needs, we offer each employee on-going training opportunities in customer service, loan facilitation, management and leadership skills, team building, regulatory requirements and more.

Banking Options

Many financial institutions in today's competitive marketplace offer similar products and services. At MidCarolina Bank we offer a wide array of banking products and financial services designed to meet most of your day-to-day banking needs and objectives: personal checking and investments, consumer and commercial loan services, mortgages and equity lines of credit, business checking accounts, savings programs, and much more.


Dreams begin here.
Ask about our great rates!
MIDCAROLINA

Dreams begin here. *The mortgage loan market continues to be a major source of fee income for the bank. Our mortgage loan campaign in 2004 centered around the 'Dreams begin here.' theme, and included a playhouse giveaway, with proceeds from tickets sales earmarked to Habitat for Humanity. The net result was a $2,000 contribution to the local chapter of Habitat for Humanity.*

Some of the more unique products and services include:

Deluxe Checking - our premier personal checking account, providing a complete package of valuable services and banking features.

MidCarolina 50 Plus - a checking account offering benefits structured to meet the banking needs of MidCarolina customers 50 years of age and over.

Bounce Protection - where you receive peace of mind, flexibility and convenience in managing your money through this automatic overdraft program.

Mortgages and Equity Lines of Credit - with Mortgage Loan Specialists in each office to provide expert advice, competitive rates, flexible loan terms and efficient service.

Advantage Group Banking for Corporate Customers - featuring a package of account benefits, rates and services for employees of corporate clients who enroll in our Advantage Banking business partnership program.

As stated before, you expect more banking options once you become a MidCarolina Bank customer. See a Customer Service Representative for more information on these and other products or services, or visit us on-line at *www.midcarolinabank.com*.

Investment Alternatives

MidCarolina Investments, our full-service investment services affiliate, provides the customers of MidCarolina Bank and other individuals across our market area with experienced and high quality investment advice and services. Realizing that no two situations are exactly alike, our team of Investment Advisors will work with you on a


MIDCAROLINA
Habitat for Humanity
2,000
Our Customers & Friends

**Consult your tax advisor.*



he gift of life.
e example of the bank's
ny efforts to assist our
mmunity was our 2004
od drive. A total of 41
its was collected, far
ceeding the bank's goal.
. an added challenge to our
ployees and customers,
bank pledged to donate
to the United Way of
amance County for each
lividual attempting to give
ring the drive.
rty-six people made the
ort, resulting in a total
ntribution of $230.

one-to-one basis to help structure an investment plan designed to meet your particular needs and objectives. Products and services available include: fixed and variable rate annuities *(available through Annuity Sales Representatives at each of our branch offices)*; retirement plans and alternatives *(featuring immediate and long-term tax advantages*)*; government, municipal and corporate bonds; mutual funds; listed and over-the-counter stocks; education savings plans *(including the 529 College Savings Plan, where you can start with as little as $250 and see your investments grow tax-free)*; life insurance and long-term care insurance.

To find out more about these or other investment products or services, call MidCarolina Investments at 336-584-1234 or visit ***midcarolinainvestments.com***.

Convenience

Today's lifestyles and the ever-growing demands on time and resources has led the banking consumer to expect more convenience at every level, from daily visits to the teller line, to ATM usage, to telephone and Internet banking. To meet those expectations, MidCarolina offers a wide variety of banking services and opportunities structured to make banking with us easier and more efficient.

Banking Offices - serving Alamance County with three full-service offices *(South Church Street, Burlington; Cum-Park Plaza Shopping Center, Burlington; and South Main Street, Graham)* and two limited-service offices *(Alamance Regional Medical Center and the Village at Brookwood Retirement Community, both in Burlington)*, and serving Guilford County with a full-service office in Greensboro *(Lake Point Building in the Green Valley Office Park)*.

Same Day Banking. - eliminates rushing to meet the conventional 2:00 pm cutoff. Get your transactions to the Bank before closing time and they are processed and posted to your accounts the same day.

Saturday Banking - with drive-thru service available from 9:00 am - 12:00 noon at our South Church Street, Burlington office.

On-Line Banking at midcarolinabank.com - that allows you the flexibility to bank from your office, at home or on the road 24 hours a day, 7 days a week. Free access to view account activity, transfer funds, make loan payments and more.

Telephone Banking - provides yet another free contact point when access to a computer is not readily available, with 24/7 account information, activity monitoring, funds transfer capabilities and more.

Free Web Bill Pay Service - conveniently pay anyone online that you currently pay by check.

Growing with our community.

Community Involvement

As a *community-involved* bank, MidCarolina Bank firmly believes in giving back to those communities and residents that continue to support our philosophy of personal service and a commitment to making life better...one person at a time.



Happy holidays.
In addition to working hard we also have fun while helping out the community. During the Burlington Christmas parade, our very own MidCarolina 'elves' spread good cheer to young and old alike.



To underscore this commitment, we support numerous community events and charitable causes on an annual basis. MidCarolina Bank is a major sponsor of the *Carousel Festival* at the Burlington City Park, the *Heritage Festival at Cedarock Park*, and *Christmas Around the Square* in Graham. We also participate in events and programs focused on meeting the needs of the growing Latino population in Alamance County. MidCarolina is a leading monetary and physical supporter of a number of community service organizations, such as the Alamance County Area Chamber of Commerce, the United Way of Alamance and Guilford counties *(with 100% participation from our employees)*, the YMCA, the Piedmont Chapter of the American Red Cross, the Alamance County Meals on Wheels program *(in which our employees offer their time each month to serve as volunteer delivery teams)* and many others. The Bank is fortunate to list several employees as graduates of *Leadership Alamance* and supports the efforts of its employees who serve as leaders or board members for various causes in Alamance and Guilford counties.

MidCarolina is a strong advocate for providing our children with an educational system second to none, with the long-term goals of such efforts being to enhance the opportunities available to our youth and provide for a more productive and prosperous community for us all. To achieve those goals, we actively support our school systems through numerous donations and involvement in education-based initiatives.

By working individually to give more to our community, MidCarolina employees not only help their neighbors and fellow citizens, they are helping themselves realize a more satisfying and rewarding life - one person at a time.

The concept of one-to-one banking - supported by our experienced people, innovative and unique banking options, investment alternatives, convenient banking services and a dedication to community involvement - is what makes the difference when you bank with MidCarolina Bank. Stop by one of our offices soon and see how the people at MidCarolina Bank can provide the kind of banking relationship you not only demand but deserve.

Board of Directors - MidCarolina Financial Corporation / MidCarolina Bank



Seated, left to right: Randolph J. Cary, Jr., James R. Copland, III, Ralph M. Holt, Jr., Teena M. Koury. Standing, left to right: John H. Love, James H. Smith, Jr., Robert A. Ward, F. D. Hornaday, III, John K. Roberts, Thomas E. Chandler, H. Thomas Bobo, Dexter R. Barbee, Sr. (Not pictured: James B. Powell)

Graham Office Advisory Board - MidCarolina Bank



Seated, left to right: Troy W. Woodard, Sr., Dexter R. Barbee, Sr., Victor E. Euliss, Paul E. Cobb. Standing, left to right: Edward Landi, Anthony E. Foriest, J. Patrick Harman, Fred Reiber, John B. Leath, Herman C. Johnson, Stan Wyrick. (Not pictured: Dr. Cheryl Jeffries, Jeanne Swanner Robertson, Dr. Charles K. Scott, J. L. Sizemore, III, Jeff Stearns)

Consolidated Statements of Financial Condition

As of December 31, 2004 and 2003
($ in thousands except share data)

	2004	2003
Assets		
Cash and due from banks	$ 906	$ 2,551
Federal funds sold and interest-bearing deposits	9,187	5,994
Investment securities:		
Available for sale	35,912	7,734
Held to maturity (fair value approximately $250)	250	250
Loans held for sale	5,657	4,981
Loans	217,683	178,913
Allowance for loan losses	(2,865)	(2,522)
Net loans	214,818	176,391
Investment in stock of Federal Home Loan Bank of Atlanta	2,292	1,825
Investment in life insurance	6,783	6,549
Premises and equipment, net	4,139	4,246
Other assets	4,944	2,040
Total assets	$ 284,888	$ 212,561
Liabilities and Shareholders' Equity		
Deposits:		
Non-interest-bearing demand deposits	$ 23,667	$ 18,877
Interest-bearing demand deposits	52,345	32,657
Savings	6,665	5,966
Time	134,114	94,482
Total deposits	216,791	151,982
Short-term borrowings	15,500	18,500
Long-term debt	34,764	26,500
Accrued expenses and other liabilities	1,409	1,168
Total liabilities	268,464	198,150
Shareholders' equity:		
Preferred stock, no par value, 20,000,000 shares authorized; none issued	--	-
Common stock, no par value; 80,000,000 shares authorized; 2,084,392 and 2,065,006 shares issued and outstanding at December 31, 2004 and 2003, respectively	11,352	11,161
Retained earnings	5,171	3,229
Accumulated other comprehensive income (loss)	(99)	21
Total shareholders' equity	16,424	14,411
Total liabilities and shareholders' equity	$ 284,888	$ 212,561

Consolidated Statements of Operations

For the years ended December 31, 2004 and 2003
($ in thousands, except per share data)

	2004	2003
Interest Income		
Loans	$ 10,840	$ 9,189
Investment securities:		
Taxable	895	268
Tax-exempt	285	54
Federal Funds sold and interest-bearing bank deposits	74	94
Other	80	47
Total interest income	12,174	9,652
Interest Expense		
Demand deposits	614	313
Savings deposits	32	27
Time deposits	2,152	1,953
Short-term borrowings	311	40
Long-term debt	1,274	965
Total interest expense	4,383	3,298
Net Interest Income	7,791	6,354
Provision for loan losses	1,030	586
Net interest income after provision for loan losses	6,761	5,768
Non-Interest Income		
Service charges on deposit accounts	1,087	1,017
Mortgage operations	2,325	1,766
Investment brokerage fees	235	298
Increase in cash surrender value of life insurance	234	298
Gain on sale of investment securities	70	28
Other income	190	168
Total non-interest income	4,141	3,575
Non-Interest Expense		
Salaries and employee benefits	4,927	4,184
Occupancy and equipment	730	630
Data processing	468	414
Office supplies and postage	285	268
Deposit and other insurance	149	158
Professional and other services	444	351
Advertising	180	140
Other	827	700
Total non-interest expense	8,010	6,845
Income before income taxes	2,892	2,498
Provision for income taxes	950	835
Net income	$ 1,942	$ 1,663
Net Income Per Share:		
Basic	$ .78	$ .68
Diluted	$ .72	$ .63

Banking Locations

Burlington

South Church Street Office
3101 South Church Street, Burlington, NC 27215
336-538-1600 • fax 336-538-1603

Cum-Park Plaza Office
2214 North Church Street, Burlington, NC 27217
336-437-8890 • fax 336-437-8889

Alamance Regional Medical Center Office (ARMC)
1240 Huffman Mill Road, Burlington, NC 27215
336-538-1225 • fax 336-538-9636

The Village at Brookwood Retirement Community
1840 Brookwood Avenue, Burlington, NC 27215
336-226-1285 • fax 336-226-0164

Graham

South Main Street Office
842 South Main Street, Graham, NC 27253
336-570-3032 • fax 336-570-1047

Greensboro

Green Valley Office Park Office
Lake Point Building, Suite 106
701 Green Valley Road, Greensboro, NC 27408
336-379-7783 • fax 336-379-7752

Mortgage Services

Mortgage Loan Specialists are available at each MidCarolina Bank office.

MidCarolina Investments

3101 South Church Street, Burlington, NC 27215
336-584-1234 • fax 336-538-1615 • 1-877-450-0906
www.midcarolinainvestments.com

MidCarolina Telebanking

1-800-813-7678

Mailing Address

MidCarolina Bank
PO Box 968, Burlington, NC 27216

Online Banking & Web Bill Pay Services

www.midcarolinabank.com

Stock Symbol

MCFI

MidCarolina Investments is an affiliate of MidCarolina Bank.
Securities offered through McMillion Securities, Inc., Greensboro, NC Member NASD, SIPC
Not FDIC Insured. May Lose Value. No Bank Guarantee.

EQUAL HOUSING LENDER

SHAREHOLDER CONTACT

Trudi E. Isakson
Corporate Secretary
MidCarolina Financial Corporation
PO Box 968
Burlington, NC 27216
336-538-1600
Fax 336-538-1603

INDEPENDENT AUDITORS

Dixon Hughes PLLC
408 Summit Drive
Sanford, NC 27331

STOCK TRANSFER AGENT

First Citizens Bank
PO Box 29522
Raleigh, NC 27626-0522

REGULATORY AND SECURITIES COUNSEL

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
2000 Renaissance Plaza
230 North Elm Street
Greensboro, NC 27420

ANNUAL REPORT ON FORM 10-KSB

A copy of MidCarolina Financial Corporation's 2004 Annual Report on Form 10-KSB, as filed with the Securities & Exchange Commission, is available without charge to shareholders upon written request to Trudi E. Isakson.

FORWARD LOOKING STATEMENTS

This Annual Report to Shareholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy, national, regional and local market conditions and legislative and regulatory conditions. Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. MidCarolina Financial Corporation undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

MARKET FOR COMMON STOCK AND RELATED MATTERS

There currently is a limited local trading market for MidCarolina Financial Corporation's common stock. MidCarolina Financial Corporation's common stock is traded over-the-counter with quotations available on the National Daily Quotation Services "Bulletin Board" under the symbol "MCFI". There were 1,125 shareholders of record as of April 15, 2005, not including the persons or entities whose stock is held in nominee or "street" name and by various banks and brokerage firms.

The table below presents the over-the-counter market quotations for the MidCarolina Financial Corporation's common stock for the years ended December 31, 2004 and 2003. The quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

	High	Low
2003		
First quarter	$ 10.21	$ 9.31
Second quarter	12.89	9.83
Third quarter	16.67	12.95
Fourth quarter	15.42	13.54
2004		
First quarter	$ 14.64	$ 13.01
Second quarter	15.00	13.00
Third quarter	16.67	13.54
Fourth quarter	21.25	14.38

MidCarolina Financial Corporation has not paid any cash dividends since it began operations. To enable the Financial Corporation to pay a dividend to its shareholders, the Bank must pay a dividend to the Financial Corporation. Banks are subject to legal limitations on the amount of dividends they are permitted to pay. Dividends may be paid by the Bank from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, the Financial Corporation, as a holding company, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the Financial Corporation would become "undercapitalized" (as defined in applicable law and regulations).

FINANCIAL CORPORATION

Member FDIC